LAW DEPARTMENT

ICAHN ASSOCIATES CORP.

AND AFFILIATED COMPANIES

767 Fifth Avenue - 47th Floor

New York, New York 10153

Telephone No. (212) 702-4300

Fax No. (212) 688-1158

Jesse Lynn, Counsel	Direct Dial: 212-702-4331
Email: jlynn@sfire.com

September 21, 2005

CONFIDENTIAL TREATMENT REQUESTED

Via Fax and Federal Express

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attention: Nicholas P. Panos, Esq.

Re:                             Time Warner, Inc. (the “Company”)

Schedule 14A filed September 12, 2005 (the “Schedule 14A”)

Filed by Icahn Partners et al.

File No. 001-15062

Ladies and Gentlemen:

Set forth below, on behalf of Icahn Partners LP, Icahn Partners Master Fund LP, Franklin Mutual Advisers, LLC, JANA Partners LLC, JANA Master Fund, Ltd., S.A.C. Capital Advisors, LLC and S.A.C. Capital Associates, LLC (collectively, the “Filing Persons”), are responses to the comments contained in the letter (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) received by Marc Weitzen, counsel to Carl Icahn and affiliates, via fax on September 15, 2005, relating to the above-referenced matters. The paragraph numbers set forth below correspond to those contained in the Comment Letter.

1.             The Filing Persons presently intend to file a non-management definitive proxy statement. However, the Filing Persons’ plans may change, depending on the steps taken by Time Warner. The Filing Persons confirm that they will refrain from using non-committal language in future communications that are made in connection with this solicitation by affirmatively stating their intention to file a definitive proxy statement.

2.             Carl Icahn is identified as a participant on Exhibit 1 to the Schedule 14A. In future filings that are made in connection with this solicitation, Mr. Icahn will also be listed on the cover page as one of the persons filing the proxy statement.

3.             Because of the possibility that their plans could change (see paragraph 1 above), the participants were described as “potential.” In any future filings that are made in connection with this solicitation, the Filing Persons confirm that they will not include language that could be interpreted as a disclaimer.

4.             Per your conversation with Marc Weitzen on September 16th, this letter will confirm that no Filing Person beneficially owns 5% or more of Time Warner’s outstanding common stock. The Filing

Persons, collectively, beneficially own only approximately 2.6% of the outstanding shares of Time Warner common stock.

5.             To clarify, the disclaimer regarding the obligation to update information was intended to refer only to the information in the position paper. The Filing Persons intended to distribute the position paper only during or around the week that the Schedule 14A was filed. The Filing Persons thought it prudent to advise readers who might obtain the position paper at a later date that the information contained therein may not be current at the time it was obtained. In the event that the Filing Persons undertake to republish the position paper, the information will be updated.

Per your conversation with Marc Weingarten, counsel to S.A.C. Capital and JANA Partners, on September 20th, attached hereto is a statement from each Filing Person acknowledging that (i) the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Filing Persons understand and acknowledge that, when and if the Filing Persons file a proxy statement for review by the Staff, the Staff may again comment that each participant identified in the Schedule 14A is required to sign a similar acknowledgement.

If you have any questions regarding this filing, please contact the undersigned at (212) 702-4331 or Marc Weitzen, Esq. at (212) 702-4380.

Very truly yours,

/s/ Jesse Lynn
Jesse Lynn

Each of the undersigned (each a “participant”) hereby acknowledges that (i) the participant is responsible for the adequacy and accuracy of the disclosure in the Schedule 14A (the “filing”) filed with the Securities and Exchange Commission (the “Commission”) on September 12, 2005, with respect to Time Warner Inc., by Icahn Partners LP, Icahn Partners Master Fund LP, Franklin Mutual Advisers, LLC, JANA Partners LLC, JANA Master Fund, Ltd., S.A.C. Capital Advisors, LLC and S.A.C. Capital Associates, LLC, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: September 21, 2005

ICAHN PARTNERS LP	ICAHN PARTNERS MASTER FUND LP

By:	By:
Name: Keith Meister	Name: Keith Meister
Title: Authorized Signatory	Title: Authorized Signatory

S.A.C. CAPITAL ADVISORS, LLC	S.A.C. CAPITAL ASSOCIATES, LLC

By:	By:
Name: Peter Nussbaum	Name: Peter Nussbaum
Title: Authorized Signatory	Title: Authorized Signatory

JANA PARTNERS LLC	JANA MASTER FUND LTD.
By: JANA Partners LLC, its
Investment Manager

By:	By:
Name: Barry Rosenstein	Name: Barry Rosenstein
Title: Managing Partner	Title: Managing Partner

FRANKLIN MUTUAL ADVISERS, LLC

By:
Name: Peter Langerman
Title: Chief Executive Officer